Exhibit 99.8

METHACRYLATES – UPDATE

As reported previously, in July 2004, ICI received a request for information from the European Commission relating to alleged cartel activity in the European methacrylates industry during the period 1995 to 2003. The Commission has recently issued a statement of objections alleging that ICI was involved in breaches of European competition law. In ICI's case, the allegations concern a period starting in 1995 and ending when it sold its Acrylics business in 1999.

ICI’s policy is to conduct its business in full compliance with all applicable competition laws. ICI will continue to assist the European Commission with its investigation. The next step is for ICI to study the statement of objections and supporting evidence before providing a written response to the Commission.

22 August 2005